Exhibit 21.1

Subsidiaries of Solo Brands, Inc.

Pursuant to Item 601(b)(21) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”), we have omitted certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act).

Legal Name	State or Other Jurisdiction of Incorporation or Organization
Chubbies Inc.	Delaware